		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong
Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5800 fax byron.rooney@davis.polk.com

September 14, 2020

Re:	Pactiv Evergreen Inc.
Amendment No. 2 to the Registration Statement on Form S-1 Filed September 14, 2020
CIK No. 0001527508

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Pactiv Evergreen Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 14, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 of the Registration Statement (“Amendment No. 2”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken.

Form S-1 filed September 8, 2020

Legal Opinion, Exhibit 5.1, page i

1.

We note that the legal opinion currently opines on up to 41,026,000,000 shares of common stock including up to 6,153,900 shares of common stock to cover the underwriters’ option to purchase additional shares of common stock. Please have legal counsel revise the legal opinion to cover all the securities being offered. See the Calculation of Registration Fee table.

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong
Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5800 fax byron.rooney@davis.polk.com

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, legal counsel has revised its legal opinion to cover all the securities being offered.

*  *  *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Byron B. Rooney

cc:	Via E-mail

John McGrath, Chief Executive Officer

Michael Ragen, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq